Exhibit 1

Press Release

RedHill Biopharma Announces Positive DSMB Futility Review
for Phase 2/3 COVID-19 Study of Opaganib

Following interim review of unblinded safety and efficacy data, independent DSMB unanimously recommends continuation of the global Phase 2/3 study of orally-administered opaganib for severe COVID-19
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Opaganib targets a human cell component involved in viral replication and is therefore expected to be effective against emerging viral variants with mutations in the spike protein
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Preliminary data from the non-powered U.S. Phase 2 study of opaganib demonstrated safety and positive efficacy data across key primary and secondary endpoints

TEL AVIV, Israel and RALEIGH, NC, January 29, 2021, RedHill Biopharma Ltd. (Nasdaq: RDHL) (“RedHill” or the “Company”), a specialty biopharmaceutical company, today announced that the independent Data Safety Monitoring Board (DSMB) for the global Phase 2/3 study of opaganib1 in patients with severe COVID-19, unanimously recommended to continue the study following a pre-scheduled futility review of unblinded efficacy data from the first 135 patients treated in the study and safety data from the first 175 patients.

“Opaganib is a novel, orally-administered sphingosine kinase-2 (SK2) inhibitor with demonstrated antiviral, anti-inflammatory, and anti-thrombotic activity. The positive and unanimous DSMB recommendation is a significant milestone in the progress of our development program for COVID-19 disease. Taken together with the positive results from the Phase 2 study, this unanimous DSMB recommendation to continue the global Phase 2/3 study suggests we are heading in the right direction from both a safety and efficacy perspective,” said Mark L. Levitt, M.D., Ph.D., Medical Director at RedHill. “This is a particularly difficult time in the fight against the pandemic, with viral mutations increasing infection rates and impacting many aspects of society’s response to the pandemic. The need for effective therapeutics is clear. Opaganib’s mechanism of action targets the human host cell component SK2, which is involved in both viral replication inside the cell and downstream inflammatory/immune responses. This means that opaganib is expected to maintain its activity irrespective of the worrisome mutations in SARS-CoV-2 spike protein. These mutations underscore the potential of SARS-CoV-2 to develop resistance to direct anti-viral mAbs, and to potentially impact vaccine effectiveness. This is an important advantage of opaganib in the face of the growing multitude of viral strains and provides the promise of a much-needed treatment option to help get patients off oxygen and out of hospital.”

This positive DSMB futility review, which is suggestive that the global Phase 2/3 study is progressing as expected, adds to positive top-line safety and efficacy data from the U.S. Phase 2 study, in which opaganib demonstrated greater improvement in reducing oxygen requirement by end of treatment on Day 14 across key primary and secondary efficacy outcomes, correlating with clinical improvement as defined by the World Health Organization (WHO) ordinal scale. The Phase 2 data also showed no material safety differences between the opaganib and placebo treatment arms - further adding to the growing safety database for opaganib. Full analysis of the Phase 2 data, including viral and inflammatory biomarker analyses, baseline risk factors and standard-of-care background therapy stratification, is expected in the coming weeks and is planned to be provided for peer review.

In-line with rapidly evolving clinical practice and guidelines for treatment of hospitalized COVID-19 patients, which aim to minimize patient intubation and mechanical ventilation, the primary endpoint of the global Phase 2/3 study is now the proportion of patients reaching room air (no longer requiring oxygen supplementation) by Day 14, previously a key secondary endpoint. Intubation and mechanical ventilation remains as a secondary endpoint. Correspondingly, a blind resizing of the study is planned, to approximately 460 patients. There are approximately 30 study sites in 7 countries with additional sites and countries being added in the coming days and weeks. Top-line data, and potential global emergency use authorization applications are expected in the second quarter of 2021.

About Opaganib (Yeliva®, ABC294640)
Opaganib, a new chemical entity, is a proprietary, first-in-class, orally-administered, sphingosine kinase-2 (SK2) selective inhibitor with demonstrated dual anti-inflammatory and antiviral activity that targets a host cell component of viral replication, potentially minimizing the likelihood of viral resistance. Opaganib has also shown anticancer activity and has the potential to target multiple oncology, viral, inflammatory, and gastrointestinal indications.

Opaganib received Orphan Drug designation from the U.S. FDA for the treatment of cholangiocarcinoma and is being evaluated in a Phase 2a study in advanced cholangiocarcinoma and in a Phase 2 study in prostate cancer. Opaganib is also being evaluated as a treatment for COVID-19 pneumonia in a global Phase 2/3 study and has demonstrated positive safety and efficacy signals in preliminary top-line data from a U.S. Phase 2 study.

Preclinical data have demonstrated anti-inflammatory, antiviral and anti-thrombotic activities of opaganib, with the potential to ameliorate inflammatory lung disorders, such as pneumonia, and mitigate pulmonary fibrotic damage. Opaganib demonstrated potent antiviral activity against SARS-CoV-2, the virus that causes COVID-19, completely inhibiting viral replication in an in vitro model of human lung bronchial tissue. Opaganib also demonstrated reduced blood clot length, weight and total thrombus score in a preclinical model of Acquired Respiratory Distress Syndrome. Additionally, preclinical in vivo studies2 have demonstrated that opaganib decreased fatality rates from influenza virus infection and ameliorated Pseudomonas aeruginosa-induced lung injury by reducing the levels of IL-6 and TNF-alpha in bronchoalveolar lavage fluids.

Opaganib was originally developed by U.S.-based Apogee Biotechnology Corp. and completed multiple successful preclinical studies in oncology, inflammation, GI, and radioprotection models, as well as a Phase 1 clinical study in cancer patients with advanced solid tumors and an additional Phase 1 study in multiple myeloma.

The development of opaganib has been supported by grants and contracts from U.S. federal and state government agencies awarded to Apogee Biotechnology Corp., including from the NCI, BARDA, the U.S. Department of Defense and the FDA Office of Orphan Products Development.

The ongoing studies with opaganib are registered on www.ClinicalTrials.gov, a web-based service by the U.S. National Institute of Health, which provides public access to information on publicly and privately supported clinical studies.

About RedHill Biopharma
RedHill Biopharma Ltd. (Nasdaq: RDHL) is a specialty biopharmaceutical company primarily focused on gastrointestinal and infectious diseases. RedHill promotes the gastrointestinal drugs, Movantik® for opioid-induced constipation in adults3, Talicia® for the treatment of Helicobacter pylori (H. pylori) infection in adults4, and Aemcolo® for the treatment of travelers’ diarrhea in adults5. RedHill’s key clinical late-stage development programs include: (i) RHB-204, with an ongoing Phase 3 study for pulmonary nontuberculous mycobacteria (NTM) disease; (ii) opaganib (Yeliva®, ABC294640), a first-in-class SK2 selective inhibitor targeting multiple indications with a Phase 2/3 program for COVID-19 and Phase 2 studies for prostate cancer and cholangiocarcinoma ongoing; (iii) RHB-107 (upamostat), a serine protease inhibitor with a planned Phase 2/3 study in symptomatic COVID-19 and targeting multiple other cancer and inflammatory gastrointestinal diseases; (iv) RHB-104, with positive results from a first Phase 3 study for Crohn's disease; (v) RHB-102 (Bekinda®), with positive results from a Phase 3 study for acute gastroenteritis and gastritis and positive results from a Phase 2 study for IBS-D; and (vi) RHB-106, an encapsulated bowel preparation. More information about the Company is available at www.redhillbio.com / https://twitter.com/RedHillBio.

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements may be preceded by the words “intends,” “may,” “will,” “plans,” “expects,” “anticipates,” “projects,” “predicts,” “estimates,” “aims,” “believes,” “hopes,” “potential” or similar words and includes statements regarding the timing of the reporting of a full analysis of the data from the U.S. Phase 2 trial evaluating opaganib, the timing of potential emergency use applications for opaganib and the timing of reporting of top-line data for the global Phase 2/3 study with opaganib. Forward-looking statements are based on certain assumptions and are subject to various known and unknown risks and uncertainties, many of which are beyond the Company’s control and cannot be predicted or quantified, and consequently, actual results may differ materially from those expressed or implied by such forward-looking statements. Such risks and uncertainties include, without limitation, the risk that the Company’s Phase 2/3 study evaluating opaganib will not be successful; the risk of a delay in receiving top-line data from the Phase 2/3 study and in receiving data to support emergency use applications or in making such emergency use applications, if at all; the risk that the full analysis of data from the U.S. Phase 2 clinical study evaluating opaganib will be delayed or will differ from the preliminary data; the risk that the Company will not initiate the Phase 2/3 study for opaganib in certain geographies, will not expand this study to additional countries and that it will not be successful and that enrollment will be delayed; the risk that other COVID-19 patients treated with opaganib will not show any clinical improvement; the development risks of early-stage discovery efforts for a disease that is still little understood, including difficulty in assessing the efficacy of opaganib for the treatment of COVID-19, if at all; intense competition from other companies developing potential treatments and vaccines for COVID-19; the effect of a potential occurrence of patients suffering serious adverse events using opaganib under compassionate use programs, as well as risks and uncertainties associated with (i) the initiation, timing, progress and results of the Company’s research, manufacturing, preclinical studies, clinical trials, and other therapeutic candidate development efforts, and the timing of the commercial launch of its commercial products and ones it may acquire or develop in the future; (ii) the Company’s ability to advance its therapeutic candidates into clinical trials or to successfully complete its preclinical studies or clinical trials (iii) the extent and number and type of additional studies that the Company may be required to conduct and the Company’s receipt of regulatory approvals for its therapeutic candidates, and the timing of other regulatory filings, approvals and feedback; (iv) the manufacturing, clinical development, commercialization, and market acceptance of the Company’s therapeutic candidates and Talicia®; (v) the Company’s ability to successfully commercialize and promote Movantik®, Talicia® and Aemcolo®; (vi) the Company’s ability to establish and maintain corporate collaborations; (vii) the Company's ability to acquire products approved for marketing in the U.S. that achieve commercial success and build and sustain its own marketing and commercialization capabilities; (viii) the interpretation of the properties and characteristics of the Company’s therapeutic candidates and the results obtained with its therapeutic candidates in research, preclinical studies or clinical trials; (ix) the implementation of the Company’s business model, strategic plans for its business and therapeutic candidates; (x) the scope of protection the Company is able to establish and maintain for intellectual property rights covering its therapeutic candidates and commercial products and its ability to operate its business without infringing the intellectual property rights of others; (xi) parties from whom the Company licenses its intellectual property defaulting in their obligations to the Company; (xii) estimates of the Company’s expenses, future revenues, capital requirements and needs for additional financing; (xiii) the effect of patients suffering adverse events using investigative drugs under the Company's Expanded Access Program; and (xiv) competition from other companies and technologies within the Company’s industry. More detailed information about the Company and the risk factors that may affect the realization of forward-looking statements is set forth in the Company's filings with the Securities and Exchange Commission (SEC), including the Company's Annual Report on Form 20-F filed with the SEC on March 4, 2020. All forward-looking statements included in this press release are made only as of the date of this press release. The Company assumes no obligation to update any written or oral forward-looking statement, whether as a result of new information, future events or otherwise unless required by law.

Company contact: Adi Frish Chief Corporate & Business Development Officer RedHill Biopharma +972-54-6543-112 adi@redhillbio.com	Media contact (U.S.): Bryan Gibbs Vice President Finn Partners +1 212 529 2236 bryan.gibbs@finnpartners.com

1 Opaganib is an investigational new drug, not available for commercial distribution.
2 Xia C. et al. Transient inhibition of sphingosine kinases confers protection to influenza A virus infected mice. Antiviral Res. 2018 Oct; 158:171-177. Ebenezer DL et al. Pseudomonas aeruginosa stimulates nuclear sphingosine-1-phosphate generation and epigenetic regulation of lung inflammatory injury. Thorax. 2019 Jun;74(6):579-591.
3 Full prescribing information for Movantik® (naloxegol) is available at: www.Movantik.com.
4 Full prescribing information for Talicia® (omeprazole magnesium, amoxicillin and rifabutin) is available at: www.Talicia.com.
5 Full prescribing information for Aemcolo® (rifamycin) is available at: www.Aemcolo.com.